EXHIBIT 99.1

Internet Gold Reports First Quarter 2012 Financial Results

- Company Enters 2012 With Continued Steady Progress Driven By
On-Track Bezeq Performance -

Ramat Gan, Israel – May 9, 2012 – Internet Gold Ltd. (NASDAQ Global Select Market and TASE: IGLD) (" Internet Gold" or "The Company”) today reported its financial results for the quarter ended March 31, 2012.

Bezeq - On-Track Performance: The Bezeq Group reported another stable quarter, delivering revenues of NIS 2.7 billion ($ 738 million) and operating profit of NIS 850 million ($ 229 million) for the period. Bezeq’s EBITDA for the first quarter of 2012 totaled NIS 1.2 billion ($ 323 million), representing an EBITDA margin of 44.1%. Net profit attributable to Bezeq shareholders for the period totaled NIS 582 million ($ 157 million).

Dividend from Bezeq: On April 24, 2012, the general meeting of Bezeq's shareholders, approved a dividend distribution of NIS 1,074 million ($ 289 million) to Bezeq's shareholders of record on May 4, 2012. The dividend, which is in line with Bezeq’s stated dividend distribution policy, is expected to be paid on May 21, 2012. Internet Gold’s subsidiary, B Communications Ltd., is expected to receive approximately NIS 334 million ($ 90 million) representing its share of the dividend.

On May 21, 2012, Bezeq is also expected to distribute the third NIS 500 million installment of the NIS 3.0 billion special dividend that was approved by its shareholders on January 24, 2011. Accordingly, B Communications expects to receive an additional NIS 155 million ($ 42 million) on the payment date, representing its share of the special dividend. On March 29, 2012 and on April 4, 2012, objections were filed with the Economic Division of the Tel Aviv District Court, opposing the continued payments of such distribution. Both objections were filed by holders of B Communications Debentures (Series 5), who filed similar objections in the second half of 2011. Bezeq denied the arguments set forth in the objections and asserted that there is no basis for the relief sought. The Court heard the closing arguments on the objections on May 2, 2012.

Cash Position: As of March 31, 2012, Internet Gold’s unconsolidated cash and cash equivalents totaled NIS 325 million ($ 87 million), its unconsolidated total debt was NIS 1.1 billion ($ 304 million), and its net debt totaled NIS 806 million ($ 217 million).

Internet Gold Unconsolidated Balance Sheet Data*

	As of March 31, 2012
	(NIS millions)	(US dollars in millions)
Short term liabilities	133	36
Long term liabilities	998	268
Total liabilities	1,131	304
Cash and cash equivalents	325	87
Total net debt	806	217

* Does not include the balance sheet of B Communications

Internet Gold’s First Quarter Consolidated Financial Results

Internet Gold’s revenues for the first quarter were NIS 2,740 million ($ 738 million), a 5.9% decrease compared with NIS 2,913 million ($ 784 million) reported in the first quarter of 2011. For both the current and the prior-year periods, Internet Gold’s revenues consisted almost entirely of Bezeq’s revenues.

Internet Gold’s net income attributable to shareholders for the first quarter totaled NIS 3 million ($ 1 million), compared to a net loss attributable to shareholders of NIS 64 million ($ 17 million) in the first quarter of 2011. Internet Gold’s net income reflects the impact of two significant expenses:

•
Amortization of tangible and identifiable intangible assets resulting from the Bezeq acquisition: According to the rules of business combination accounting, the total purchase price of the Bezeq interest was allocated to Bezeq’s tangible and identifiable intangible assets based on their estimated fair values as determined by an analysis performed by an independent valuation firm. We and B Communications are amortizing certain of the acquired identifiable intangible assets in accordance with the economic benefit expected from such assets using an accelerated method of amortization.

During the first quarter of 2012, we recorded NIS 302 million (US$ 81 million) net, in amortization expenses related to the Bezeq purchase price allocation (“Bezeq PPA”). From the date of acquisition of the controlling interest in Bezeq (April 14, 2010) until the end of the first quarter of 2012, we amortized approximately 44% of the total Bezeq PPA. We expect to amortize an additional 13% over the next three quarters of 2012.

The Bezeq PPA amortization expense is a non-cash expense which is subject to adjustment. If, for any reason, the Company finds it necessary or appropriate to make adjustments to amounts already expensed, it may result in significant changes to future financial statements.

•
Financial expenses: Internet Gold’s unconsolidated financial expenses in the first quarter of 2012 totaled NIS 9 million ($ 2 million). These expenses consisted of NIS 15 million ($ 4 million) of interest on its outstanding debentures, which were partially offset by NIS 6 million ($ 2 million) in income from marketable securities. In addition Internet Gold recorded its share of B Communications financial expenses that totaled NIS 58 million ($ 16 million) for the period (including NIS 53 million ($ 14 million) of interest on the long-term loans incurred to finance the Bezeq acquisition and NIS 12 million ($ 3 million) in expenses related to B Communications’ debentures).

Internet Gold’s Unconsolidated Financial Results

	Q1 2012
	(NIS millions)	(US dollars in millions)
Revenues	-	-
Financial expenses	(9)	(2)
Other expenses	(1)	-
Interest in BCOM's net loss	13	3
Net loss	3	1

Comments of Management

Commenting on the results, Mr. Doron Turgeman, the CEO of Internet Gold, said, “As we move into 2012, we continue to be very pleased with all aspects of the Bezeq acquisition, which generates a steady return that continues to enhance our overall financial position and capabilities. We remain exceedingly confident regarding Bezeq’s positioning in Israel’s communications market and continue to seek out appropriate high-potential opportunities further afield.”

Bezeq Group's Q1 Consolidated Results

Revenues of the Bezeq Group in the first quarter of 2012 amounted to NIS 2.74 billion compared with NIS 2.91 billion in the corresponding quarter of 2011, a decrease of 5.9%. Most of the decrease in the Bezeq Group's revenues is due to the erosion of revenues from cellular services and from the sale of cellular handsets.

Operating profit of the Bezeq Group amounted to NIS 850 million in the first quarter of 2012, compared with NIS 665 million in the corresponding quarter of 2011, an increase of 27.8%. EBITDA in the first quarter of 2012 was NIS 1.21 billion (EBITDA margin of 44.1%), compared with NIS 1 billion (EBITDA margin of 34.3%) in the corresponding quarter of 2011, an increase of 20.8%.

The increase in operating profit and EBITDA is primarily attributable to a provision of NIS 281.5 million for employee retirement expenses recorded in the first quarter of 2011 and the absence of a similar provision in the current quarter.

Net profit attributable to Bezeq shareholders increased by 43.0% and amounted to NIS 582 million in the first quarter of 2012, compared with NIS 407 million in the corresponding quarter of 2011. The increase in net profit is primarily attributable to the provision for employee retirement expenses recorded in the first quarter of 2011, as noted above. In addition, Bezeq recorded a gain of NIS 44 million in the first quarter of 2012 from the sale of assets by the Stage One Venture Capital Fund, in which it holds a 71.8% interest.

Cash flow from operating activities of the Bezeq Group in the first quarter of 2012 increased by 28.8% and amounted to NIS 998 million compared with NIS 775 million in the corresponding quarter of 2011.

Gross capital expenditures (CAPEX) amounted to NIS 462 million in the first quarter of 2012 compared with NIS 513 million the corresponding quarter in 2011, a decrease of 9.9%. The decrease is due to lower investments in fixed-line operations as the NGN project progresses. The Bezeq Group's CAPEX to consolidated revenues ratio in the first quarter of 2012 was 16.9%, compared with 17.6% in the corresponding quarter of 2011.

As a result of the improved cash flow from operating activities and the decrease in CAPEX payments, free cash flow increased by 26.6% and amounted to NIS 585 million in the first quarter of 2012, compared with NIS 462 million in the corresponding quarter of 2011.

As of March 31, 2012, the gross financial debt of the Bezeq Group was NIS 9.42 billion, compared with NIS 5.64 billion as of March 31, 2011. The net financial debt of the Bezeq Group was NIS 6.65 billion compared with NIS 4.94 billion as of March 31, 2011. At the end of March 2012, the Bezeq Group's net debt to EBITDA ratio was 1.37, compared with 1.00 at the end of March 2011.

Bezeq Group (consolidated)	Q1 2012	Q1 2011	Change
	(NIS millions)

Revenues	2,740	2,913	(5.9)%
Operating profit	850	665	27.8%
EBITDA	1,208	1,000	20.8%
EBITDA margin	44.1%	34.3%
Net profit attributable to Company shareholders	582	407	43.0%
Diluted EPS (NIS)	0.21	0.15	40.5%
Cash flow from operating activities	998	775	28.8%
CAPEX payments, net 1	413	313	31.9%
Free cash flow 2	585	462	26.6%
Net debt/EBITDA (end of period) 3	1.37	1.00
Net debt/shareholders' equity (end of period)	2.05	1.66

1 CAPEX data reflects payments related to capex and are based on the cash flow statements.

2 Free cash flow is defined as cash flows from operating activities less net capex payments.

3 EBITDA in this calculation refers to the trailing twelve months.

To provide further insight into its results, the Company has provided the following summary of the consolidated financial report of the Bezeq Group’s quarter ended March 31, 2012. For a full discussion of Bezeq’s results for the quarter, please refer to http://ir.bezeq.co.il.

Notes:

A.
Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of March 31, 2012 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of March 31, 2012 (NIS 3.715 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

B.
Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Reconciliation between the Bezeq Group’s results on an IFRS and non-IFRS basis is provided in a table immediately following the Bezeq Group's consolidated results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of the Bezeq Group’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. The Bezeq Group’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.eurocom.co.il
www.igld.com
www.bcommunications.co.il
www.ir.bezeq.co.il

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold’s filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager
idit@igld.com / Tel: +972-3-924-000Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620

Internet Gold – Golden Lines Ltd.

Consolidated Statements of Financial Position as at

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.715
	March 31		March 31
	2011	2012	2012
	NIS millions		$ millions
Assets
Cash and cash equivalents	706	1,509	406
Investments including derivatives	782	1,978	532
Trade receivables	2,787	3,130	843
Other receivables	276	357	96
Inventory	246	225	61
Assets classified as held-for-sale	38	168	45

Total current assets	4,835	7,367	1,983

Investments including derivatives	129	101	27
Long-term trade and other receivables	1,299	1,442	388
Property, plant and equipment	7,402	7,076	1,905
Intangible assets	9,581	7,824	2,106
Deferred and other expenses	637	410	110
Investment in equity - accounted investees (mainly loans)	1,068	1,041	280
Deferred tax assets	299	188	51

Total non-current assets	20,415	18,082	4,867

Total assets	25,250	25,449	6,850

Internet Gold – Golden Lines Ltd.

Consolidated Statements of Financial Position as at

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.715
	March 31		March 31
	2011	2012	2012
	NIS millions		$ millions
Liabilities
Short term bank credit, current maturities of long-term
liabilities and debentures	1,474	1,216	327
Trade payables	1,035	895	241
Other payables including derivatives	1,131	987	266
Dividend payable	675	677	182
Current tax liabilities	396	570	154
Deferred income	34	56	15
Provisions	260	181	49
Employee benefits	538	358	96
Liabilities classified as held-for-sale	9	-	-

Total current liabilities	5,552	4,940	1,330

Debentures	3,455	6,375	1,716
Bank loans	6,070	6,835	1,840
Loans from institutions and others	542	541	146
Dividend payable	1,254	645	173
Employee benefits	267	229	62
Other liabilities	153	77	21
Provisions	69	69	18
Deferred tax liabilities	1,561	1,319	355

Total non-current liabilities	13,371	16,090	4,331

Total liabilities	18,923	21,030	5,661

Equity
Total equity attributable to Company's shareholders	77	(32)	(9)
Non controlling interest	6,250	4,451	1,198
Total equity	6,327	4,419	1,189

Total liabilities and equity	25,250	25,449	6,850

Internet Gold – Golden Lines Ltd.

Consolidated Statements of income for the three months period ended March 31

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.715
	2011	2012	2012
	NIS millions		$ millions
Revenues	2,914	2,740	738

Cost and expenses
Depreciation and amortization	700	755	203
Salaries	535	512	138
General and operating expenses	1,133	1,083	292
Other operating expenses, net	247	-	-

	2,615	2,350	633

Operating income	299	390	105

Finance expenses, net	134	19	5

Income after financing expenses, net	165	371	100

Share in losses of equity – accounted investees	65	58	16

Income before income tax	100	313	84

Income tax	88	131	35

Net income for the year	12	182	49

Income (loss) attributable to:
Owners of the Company	(64)	3	1
Non-controlling interest	76	179	48

Net income for the year	12	182	49

Profit (loss) per share, basic	(3.45)	0.16	0.04

Profit (loss) per share, diluted	(3.47)	0. 15	0.04

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position as at

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.821
	December 31		December 31
	2010	2011	2011
	NIS millions		$ millions
Assets
Cash and cash equivalents	404	1,447	379
Investments including derivatives	1,029	1,548	405
Trade receivables	2,701	3,059	801
Other receivables	231	294	77
Inventory	177	204	53
Assets classified as held-for-sale	219	133	35

Total current assets	4,761	6,685	1,750

Investments including derivatives	129	119	31
Long-term trade and other receivables	1,114	1,499	392
Property, plant and equipment	7,392	7,308	1,913
Intangible assets	9,163	8,099	2,120
Deferred and other expenses	423	394	103
Investment in equity - accounted investees (mainly loans)	1,084	1,059	277
Deferred tax assets	254	223	58

Total non-current assets	19,559	18,701	4,894

Total assets	24,320	25,386	6,644

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position as at

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.821
	December 31		December 31
	2010	2011	2011
	NIS millions		$ millions
Liabilities
Short term bank credit, current maturities of long-term
liabilities and debentures	1,501	1,306	342
Trade payables	1,066	892	233
Other payables including derivatives	817	840	220
Dividend payable	-	669	175
Current tax liabilities	346	486	127
Deferred income	34	56	15
Provisions	251	186	49
Employee benefits	269	389	102
Liabilities classified as held-for-sale	21	-	-

Total current liabilities	4,305	4,824	1,263

Debentures	3,546	6,388	1,672
Bank loans	6,138	6,753	1,767
Loans from institutions and others	541	544	142
Dividend payable	-	636	166
Employee benefits	305	229	60
Other liabilities	150	186	49
Provisions	69	69	18
Deferred tax liabilities	1,555	1,459	382

Total non-current liabilities	12,304	16,264	4,256

Total liabilities	16,609	21,088	5,519

Equity (Deficit)
Total equity (deficit) attributable to Company's
shareholders	295	(111)	(29)
Non controlling interest	7,416	4,409	1,154
Total equity	7,711	4,298	1,125

Total liabilities and equity	24,320	25,386	6,644

Internet Gold - Golden Lines Ltd.

Consolidated Statements of income for the year ended December 31

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.821
	2010	2011	2011
	NIS millions		$ millions
Revenues	8,732	11,376	2,978

Cost and expenses
Depreciation and amortization	2,295	2,794	731
Salaries	1,500	2,122	555
General and operating expenses	3,711	4,505	1,180
Other operating expenses (income), net	(3)	382	100

	7,503	9,803	2,566

Operating income	1,229	1,573	412

Finance expenses, net	389	593	155

Income after financing expenses, net	840	980	257

Share in losses of equity - accounted investees	235	216	57

Income before income tax	605	764	200

Income tax	385	673	176

Net income for the year	220	91	24

Income (loss) attributable to:
Owners of the Company	(209)	(247)	(64)
Non-controlling interest	429	338	88

Net income for the year	220	91	24

Loss per share, basic	(11.11)	(12.85)	(3.36)

Loss per share, diluted	(11.23)	(12.91)	(3.38)